Exhibit 12

Bank of America Corporation and Subsidiaries

Ratio of Earnings to Fixed Charges

Ratio of Earnings to Fixed Charges and Preferred Dividends

(Dollars in millions)	Six Months Ended June 30, 2004	Year Ended December 31
		2003	2002	2001	2000	1999
Excluding Interest on Deposits

Income before income taxes	$9,798	$15,861	$12,991	$10,117	$11,788	$12,215

Equity in undistributed earnings of unconsolidated subsidiaries	(60)	(125)	(6)	(6)	(27)	(167)

Fixed charges:
Interest expense	3,463	5,271	5,804	9,117	13,806	10,084
1/3 of net rent expense(1)	237	398	383	379	368	342

Total fixed charges	3,700	5,669	6,187	9,496	14,174	10,426
Preferred dividend requirements	10	6	6	7	9	10

Fixed charges and preferred dividends	3,710	5,675	6,193	9,503	14,183	10,436

Earnings	$13,438	$21,405	$19,172	$19,607	$25,935	$22,474

Ratio of earnings to fixed charges	3.63	3.78	3.10	2.06	1.83	2.16

Ratio of earnings to fixed charges and preferred dividends	3.62	3.77	3.10	2.06	1.83	2.15

	Six Months Ended June 30, 2004	Year Ended December 31
(Dollars in millions)		2003	2002	2001	2000	1999
Including Interest on Deposits

Income before income taxes	$9,798	$15,861	$12,991	$10,117	$11,788	$12,215

Equity in undistributed earnings of unconsolidated subsidiaries	(60)	(125)	(6)	(6)	(27)	(167)

Fixed charges:
Interest expense	6,198	10,179	11,238	18,003	24,816	19,086
1/3 of net rent expense(1)	237	398	383	379	368	342

Total fixed charges	6,435	10,577	11,621	18,382	25,184	19,428
Preferred dividend requirements	10	6	6	7	9	10

Fixed charges and preferred dividends	6,445	10,583	11,627	18,389	25,193	19,438

Earnings	$16,173	$26,313	$24,606	$28,493	$36,945	$31,476

Ratio of earnings to fixed charges	2.51	2.49	2.12	1.55	1.47	1.62

Ratio of earnings to fixed charges and preferred dividends	2.51	2.49	2.12	1.55	1.47	1.62

(1)	Represents an appropriate interest factor.